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                                                      FILED UNDER RULE 424(b)(3)
                                            REGISTRATION STATEMENT NO. 333-06137







                              PROSPECTUS SUPPLEMENT

                                       TO

                         PROSPECTUS DATED JULY 11, 1996

                                       OF

                          CASCADE COMMUNICATIONS CORP.








     This Prospectus Supplement supplements the Prospectus dated July 11, 1996 (the "Prospectus") of Cascade Communications Corp. ("Cascade" or the "Company") relating to the resale of up to 3,176,566 shares of the Company's Common Stock, par value $.001 per share (the "Common Stock"), which Prospectus was filed as a part of the Company's Registration Statement on Form S-3 (Registration No. 333-06137).






           The date of this Prospectus Supplement is February 12, 1997


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                                   THE COMPANY

     Cascade develops, manufactures, markets and supports a family of high performance, multi-service wide area network switches that enable public service providers and private network managers to provide cost-effective, high-speed data, video and voice communications services to end users. Wide area networks ("WAN") built on Cascade's switches are designed to support one or more of the major broadband packet communications protocols and services, including Frame Relay, Internet Protocol ("IP"), Switched Multi-Megabit Data Service ("SMDS") and Asynchronous Transfer Mode ("ATM"). Users or other networking devices access the Company's products over a variety of media, including twisted pair, coaxial and fiber optic leased line facilities; analog modem and Integrated Services Digital Network ("ISDN") dial facilities; and wireless facilities.

     The rapid growth in the number of personal computers, workstations and end-user applications has led to the extensive deployment of local area networks ("LANs") in corporate environments. As these LAN-based users needed to communicate with users at other sites, corporations installed bridges and multiprotocol routers to interconnect them across WANs.

     Traditional WAN architectures to connect these LANs across wide area networks were based on time division multiplexing ("TDM") technology. TDM products were optimized for fixed path, fixed bandwidth applications, such as voice and low volume transaction processing data. However, they were not well suited for the dynamic, high bandwidth communications of LAN-based data coming from PCs and workstations. Although vendors of TDM products have provided upgrade modules to support the newer data and video traffic, these older architectures are unable to scale to accommodate the tremendous growth in the data traffic as well as support the dynamic nature of this communication. As such, a new generation of wide area network technologies has been developed to address these needs, including Frame Relay, SMDS and ATM.

     Cascade pioneered the concept of utilizing a single, powerful switching platform to simultaneously support the major broadband packet communications services, including Frame Relay, SMDS and ATM. Cascade's multi-service, standards-based products enable public service providers and private network managers to select the transmission services with the cost and performance attributes that best fit the end user's requirements, without requiring them to build multiple separate specialized networks. In addition to addressing the requirements of providing services for internal communications needs, Cascade's Frame Relay and ATM product offerings are deployed in numerous Internet access provider networks.

     With the acquisition of Arris Networks, Inc. in May 1996, Cascade now offers a wide range of options to access its broadband network switches, including twisted pair, coaxial and fiber optic leased line facilities; analog modem and ISDN dial facilities; and wireless facilities

     The Company offers four product families of wide area network switches: the STDX 6000, the B-STDX(TM) 8000 and 9000, the CBX 500, and the AX 800 and 1600. The Company also offers CascadeView/DOS and CascadeView UX software for the management and control of all of its WAN products. In addition to the integrated management application, CascadeView, the Company began shipping in 1996 a series of management servers which allow network service providers to continue to scale the management of their networks just as they scale the connectivity to these networks.


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     The Company markets its products and services directly to public service providers, including Interexchange Carriers, Local Exchange Carriers, and Regional Bell Operating Companies ("RBOCs")and Competitive Access Providers in the United States, Postal Telephone and Telegraph and Other Licensed Operators internationally, and Internet Service Providers ("ISPs") and Value Added Network providers worldwide. The Company's products and services are also sold to private network managers on a worldwide basis either directly or via partners of the Company, including original equipment manufacturers, system integrators and international distributors.

     The Company was incorporated in Delaware in 1990 under the name Nexgencom Corporation and changed its name to Cascade Communications Corp. in August 1991. The Company's principal executive offices are located at 5 Carlisle Road, Westford, Massachusetts 01886, and its telephone number at that location is
(508) 692-2600.


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                                  RISK FACTORS

     In addition to the other information presented in this Prospectus and the information incorporated in this Prospectus by reference, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby.

     DIFFICULTY OF INTEGRATING ACQUIRED BUSINESSES. In addition to the Company's acquisition of Sahara, the Company consummated an acquisition in May 1996. There can be no assurance that products, technologies, distribution channels, key personnel and businesses of acquired companies will be successfully integrated into the Company's business or product offerings, or that such integration will not adversely affect the Company's business, financial condition or results of operations. There can be no assurance that any acquired products, technologies or businesses will contribute significantly to the Company's sales or earnings, that the sales and earnings from acquired businesses will not be adversely affected by the integration process or other factors. If the Company is not successful in the integration of such acquired businesses, there could be an adverse impact on the financial results of the Company. The historical growth of the computer networking industry, coupled with critical time-to-market factors, has caused increased competition and consolidation. As a result, there has been a significant increase in the acquisition value of computer networking companies. Therefore, acquisitions are more likely to result in values that are material to the Company's operations. There can be no assurance that the Company will continue to be able to identify and consummate suitable acquisition transactions in the future.

     FLUCTUATIONS IN REVENUE AND OPERATING RESULTS. The growth rates recently experienced by the Company are not necessarily indicative of the operating results for any future periods. The Company's operating results may fluctuate as a result of a number of factors, including the timing of orders from, and shipments to, customers; the timing of new product introductions and the market acceptance of those products; increased competition; changes in manufacturing costs; changes in the mix of product sales; the rate of end user adoption and carrier and private network development of WAN data communications services; factors associated with international operations; and changes in world economic conditions.

     EVOLVING MARKET. The Company's success will depend in part on the growth in the broadband packet equipment market. The market for these services continues to evolve, and there are a number of competing technologies providing these services. Regulatory policies affecting the telecommunications industry in the United States and internationally are likely to continue to have a significant impact on pricing and demand for both voice and data communications products and services. There can be no assurance whether, and at what rate, end user demand will develop for these services or that public carriers or private networks will continue to adopt the Company's products and technology to implement these services.

     MANAGEMENT OF GROWTH. The Company is currently experiencing a period of rapid growth which has placed, and could continue to place, a significant strain on the resources. In order to support the growth of its business, the Company plans to significantly expand its level of operations during 1997. If the Company's management is unable to manage growth effectively, the Company's operating results could be adversely affected.

     DEPENDENCE ON KEY EMPLOYEES. The Company's success depends to a significant degree upon the continuing contributions of its key management, sales, marketing, research and development and manufacturing personnel, many of whom would be difficult to replace. The Company does not have employment contracts with its key personnel. The Company believes that its future success will depend in large part upon its ability to attract and retain highly-skilled hardware and software engineers, and


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management, sales and marketing personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. Failure to attract and retain key personnel could have a material adverse effect on the Company's business, operating results and financial condition.

     COMPETITION. The market for wide area network and remote access communications products is intensely competitive and is subject to rapid technological change. The Company expects competition to increase significantly in the future from existing competitors and a number of companies which may enter the Company's existing or future markets. In addition to competition from other switch and remote access providers, the Company expects to face competition from other vendors in the networking market such as network router vendors, who may incorporate switching functionality into their products or provide alternative network solutions. Increased competition could adversely affect the Company's revenue and profitability through price reductions and loss of market share. The principal competitive factors in the market for switching products are breadth of network services supported, conformance to industry standards, price per port, performance, product features, network management capabilities, reliability and customer support. Many of the Company's current and potential competitors have longer operating histories and substantially greater financial, technical, sales and marketing resources than the Company. There can be no assurance that the Company will be able to continue to compete successfully with its existing competitors or will be able to compete successfully with new competitors.

     THIRD PARTY MANUFACTURING. The Company relies on a variety of independent third party assembly companies to perform printed circuit board assembly, in circuit test and product repair. There can be no assurance that in the future the Company's independent contractors will be able to meet the Company's demand for manufacturing capacity in a cost-effective manner. In the event that the Company's subcontractors were to experience financial, operational, production or quality assurance difficulties that resulted in a reduction or interruption in supply to the Company, the Company's operating results would be adversely affected until the Company established sufficient manufacturing supply from alternative sources.

     DEPENDENCE ON SOLE SOURCE SUPPLIERS. Some key components of the Company's products are currently available only from single sources. There can be no assurance that in the future the Company's suppliers will be able to meet the Company's demand for components in a timely and cost-effective manner. The Company generally purchases these single or limited source components pursuant to purchase orders and has no guaranteed supply arrangements with the suppliers. In addition, the availability of many of these components to the Company is dependent in part on the ability of the Company or its subcontractors to provide the suppliers with accurate forecasts of future requirements. The Company has generally been able to obtain adequate supplies of parts and components in a timely manner from existing sources. The Company's operating results and customer relationships could be adversely affected by either an increase in prices for, or an interruption or reduction in supply of, any key components.

     TECHNOLOGICAL CHANGE. The market for the Company's products is characterized by rapidly changing technology, evolving industry standards, emerging network architectures, and frequent new product introductions. Current competitors or new market entrants may develop new products with features that could adversely affect the competitive position of the Company's products. There can be no assurance that the Company will be successful in selecting, developing, manufacturing and marketing new products or enhancing its existing products or that the Company will be able to respond effectively to technological changes, new standards or product announcements by competitors. The timely availability of new products and enhancements, and their acceptance by customers are important to the


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future success of the Company. Delays in such availability or a lack of market acceptance could have an adverse affect on the Company.

     CUSTOMER CONCENTRATION. The Company's customer base is highly concentrated among a limited number of large customers, many of whom generally require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. The Company has diversified its customer base over time; however, in recent periods, certain customers have accounted for over 10% of the Company's revenue. In 1995, sales to the Company's two largest customers in that year accounted for approximately 17% and 12% of revenue. In 1994, sales to the Company's two largest customers in that year accounted for approximately 12% and 11% of revenue. No other customer accounted for 10% or more of revenue in any such year. There can be no assurance that these customers will place additional orders, or that the Company will obtain orders of similar magnitude from other customers. A decline in demand from public network carriers would have an adverse effect on the Company's operating results.

     INTERNATIONAL OPERATIONS. International sales (sales to customers outside the United States, both direct and indirect) accounted for approximately 16% and 20% of the Company's revenue in 1995 and 1994, respectively, and approximately 21% of the Company's revenue in the first nine months of 1996. The Company anticipates that international sales will continue to account for a significant portion of revenue. The Company's international sales are subject to risks inherent in foreign operations including unexpected changes in regulatory requirements, tariffs or other barriers and potentially negative tax consequences. In addition, sales of the Company's products in international markets are heavily dependent on third-party distribution channels. To date, the Company's international sales have been denominated in U.S. currency; however, if this were to change, the Company would be subject to exchange rate fluctuations.

     UNCERTAINTIES REGARDING PATENTS AND PROTECTION OF PROPRIETARY TECHNOLOGY. The Company's success will depend, to a large extent, on its ability to protect its proprietary technology. The Company has a number of patent applications that are currently pending for certain of its existing products and currently relies on a combination of contractual rights, trade secrets and copyrights to protect its proprietary rights. Although the Company intends to apply for additional patents in the future, there can be no assurance that the Company's intellectual property protection will be sufficient to prevent competitors from developing similar technology. Moreover, in the absence of patent protection, the Company's business may be adversely affected by competitors that independently develop functionally equivalent technology. The Company currently licenses certain hardware and software technology from third parties and plans to continue to do so in the future. The Company attempts to ensure that its products and processes do not infringe patents and other proprietary rights, but there can be no assurance that such infringement may not be alleged by third parties in the future. If infringement is alleged, there can be no assurance that the necessary licenses would be available on acceptable terms, if at all, or that the Company would prevail in any such challenge.

     POSSIBLE VOLATILITY OF STOCK PRICE. The market price of the Company's Common Stock has increased significantly since the Company's initial public offering in July 1994, and has experienced fluctuations during this period. The market price of the Company's Common Stock has been, and may continue to be, extremely volatile. The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, changes in earnings estimates by analysts, announcements of technological innovations or new products by the Company or its competitors, challenges associated with integration of businesses and other events or factors. In addition, the stock market has from time to time experienced extreme price and volume fluctuations


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which have particularly affected the market price for many high technology companies and which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock.

     EFFECT OF ANTI-TAKEOVER PROVISIONS. Certain provisions of the Company's Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated By-laws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of such provisions allow the Company to issue Preferred Stock with rights senior to those of the Common Stock and impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions. The Company's Board of Directors is divided into three classes, each of which serves for a staggered three-year term. Such staggered Board may make it more difficult for a third party to gain control of the Company's Board of Directors.


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